September 25, 2024

M. Sean Radcliffe
Corporate Secretary
R1 RCM Inc.
433 W. Ascension Way, Suite 200
Murray, UT 84123

       Re: R1 RCM Inc.
           Schedule 13E-3 filed September 3, 2024
           File No. 005-93697
           Preliminary Proxy Statement on Schedule 14A filed August 30, 2024 File No. 001-41428
Dear M. Sean Radcliffe:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary proxy statement, unless otherwise indicated.

Schedule 13E-3 filed September 3, 2024 and Preliminary Proxy Statement on
Schedule 14A filed
August 30, 2024
General

1. It appears that Mr. Joseph Flanagan is an affiliate of the Company and engaged in the
       Rule 13e-3 transaction. Please include Mr. Flanagan as a filing person in the Transaction
       Statement and provide all disclosure required from him as a filing person as a result of this comment.
2. Please provide us your detailed legal analysis as to why CD&R is not included as a filing person in the Transaction Statement.
3. We note the following disclosure in the Schedule 13E-3: "The information concerning the
       Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction
 September 25, 2024
Page 2

       Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.
4. We note the description of the Debt Commitment Letters, starting on page 104 of the
       Proxy Statement, which along with the Equity Commitment Letter and available Cash on
       Hand will fund the Merger and the related Transactions. Please file the Debt Commitment
       Letters as exhibits to the Transaction Statement. See Item 16 of
Schedule 13E-3 and Item
       1016(b) of Regulation M-A.
5.     Please provide the disclosure required by Item 12 of Schedule 13E-3 and
Item 1012(e) of
       Regulation M-A with respect to the Company   s executive officers and
directors.
Summary Term Sheet, page 1

6. Item 1001 of Regulation M-A requires that a summary term sheet briefly describe in bullet point format the most material terms of the proposed transaction. Please revise to shorten the 'Summary Term Sheet' and the 'Questions and Answers About the Merger and
       the Special Meeting' sections significantly while keeping the most material terms of the proposed Rule 13e-3 transaction.
Background of the Merger, page 22

7. The Special Committee initially required that any transaction proposals made by New
       Mountain and TA be made under the MFW Framework. We note that the Special
       Committee preserved its "flexibility to request the MFW Framework at a later time as a condition to submitting [a] proposal" when approving the May 6 Waiver, but there is no further mention of the MFW Framework in this section. Please revise to disclose any later consideration of structuring this Rule 13e-3 transaction under the MFW Framework and any related negotiations. See Item 8 of Schedule 13E-3 and Item 1014(c) of Regulation
       M-A.
Reasons for the Merger; Recommendation of the Special Committee and the Board, page 52

8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and
       (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing
       person   s fairness determination and should be discussed in reasonable detail. See
       Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).
       Please revise this section to include the factor described in Item 1014(c) or explain why such factor was not deemed material or relevant to the fairness determination of the
       Special Committee and the Board. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Special Committee and the Board believe that the Rule
       13e-3 transaction is fair in the absence of such safeguard.
9. See comment 8 above. We note that the Special Committee considered the analyses and conclusion underlying the opinions of Qatalyst Partners and Barclays in making its fairness determination and that the Board and Buyer Filing Parties considered and adopted the Special Committee's analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly
 September 25, 2024
Page 3

       adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange
       Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special
       Committee ultimately adopted the Qatalyst Partners and Barclays analyses and opinions as its own. Alternatively, please briefly explain to us how the Company has satisfied its obligation to disclose the material factors upon which its fairness determination is based.
10. On a related note, please address how any filing person relying on the Qatalyst Partners and Barclays opinions was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to (i)
       "holders of the Common Stock (other than the holders of the Excluded Shares)" and (ii)
       "holders of the Common Stock (other than the holders of Owned Company Shares and
       Dissenting Company Shares)," respectively, rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and
       Item 1014(a) of Regulation M-A.
Opinion of Qatalyst Partners LP, page 61

11. Please revise the 'Summary of Qatalyst Partners' Financial Analyses' section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the fully diluted enterprise value and the estimated Adjusted EBITDA for the calendar year
       2025, for each selected company that is the basis for the multiples disclosed on page 65 of the Proxy Statement with respect to the 'Selected Companies Analysis' and (ii) the fully diluted enterprise value, the last-twelve-months' Adjusted EBITDA, and the consensus estimate of the next-twelve-months' Adjusted EBITDA, for the target company in each selected transaction that is the basis for the multiples disclosed on page 66 of the Proxy
       Statement with respect to the 'Selected Transactions Analysis.'
12. We note in the 'Selected Transactions Analysis' that Qatalyst Partners used a range of
       LTM Adjusted EBITDA multiples from 12.0x to 16.0x and a range of NTM Adjusted
       EBITDA multiples ranging from 11.0x to 15.0x in calculating the implied value per share of Common Stock. Please explain why these multiple ranges are on the lower end of the multiples determined based on comparable transactions as shown in the table on page 66 of the Proxy Statement.
13. We note your summary of the Preliminary Qatalyst Partners Presentations beginning on page 67 of the Proxy Statement. Please revise this summary to include the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, any instructions that Qatalyst Partners received from the Special Committee, and any limitation imposed by the Special Committee on the scope of the investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of
       Regulation M-A. To the extent that one or more of the presentations are the same as other presentations that you have already described in the revised disclosure, provide a summary of material differences.
Opinion of Barclays Capital Inc., page 69

14. See comment 11 above. Please revise the 'Summary of Material Financial Analyses'
       section to disclose the data underlying the results described in each analysis and to show
 September 25, 2024
Page 4

       how that information resulted in the multiples and values disclosed. For example, disclose
       (i) the enterprise value, the estimated adjusted EBITDA for the calendar year 2024 and
       2025, and the resulting multiples for each selected company that is the basis for the summary table disclosed on page 73 of the Proxy Statement with respect to the 'Selected
       Comparable Company Analysis' and (ii) the enterprise value and the LTM EBITDA for the target company in each selected transaction as well as the resulting multiple for each selected transaction that is the basis for the summary table disclosed on page 74 of the
       Proxy Statement with respect to the 'Selected Precedent Transaction Analysis.'
15. See comment 13 above. We note your summary of the Preliminary Barclays Presentations beginning on page 76 of the Proxy Statement. Please revise this summary to include the information required by Item 1015(b)(6) of Regulation M-A.
Certain Effects of the Merger for the Buyer Filing Parties, page 84

16.    Please revise to state, in dollar amounts and percentages, each
individual affiliate   s
       specific interest in the Company's net book value and net earnings before and after the
       Rule 13e-3 transaction, or otherwise advise. See Instruction 3 to Item 1013 of Regulation
       M-A.
Unaudited Prospective Financial Information, page 85

17. Please revise to include the full Unaudited Prospective Financial Information instead of providing summaries of these projections.
Financing of the Merger, page 103

18. We note the description of the Debt Commitment Letters, starting on page 104 of the
       Proxy Statement. Please expand upon the summary of these letters to include the collateral (if any) and the stated and effective interest rates. For example, specify the
          base rate    and    applicable margin    referenced in this section.
See Item 10 of Schedule
       13E-3 and Item 1007(d)(1) of Regulation M-A.
The Merger Agreement, page 117

19. We note that the first and second paragraph of this section state that the provided
       summary of the Merger Agreement    does not purport to be complete.
Please revise to
       remove the implication that this summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material terms of the Merger Agreement. You can direct investors to read Annex A to the Proxy Statement for a more complete discussion.
Selected Historical Consolidated Financial Data, page 144

20. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our Manual of Publicly
       Available Telephone Interpretations    that is available on the
Commission   s website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise your disclosure to include a summary of the Company's
 September 25, 2024
Page 5

       income (loss) for the six months ended June 30, 2024 as reported in the Quarterly Report on Form 10-Q filed on August 7, 2024. See Item 1010(a)(2) and (c)(1) of Regulation M-A
       as well as Rule 1-02(bb)(1)(ii) of Regulation S-X.
Certain Transactions in the Shares of Common Stock, page 150

21.    We note the disclosure on page 150 of the Proxy Statement that neither the Buyers nor
       TA or their respective affiliates have purchased any shares of Common Stock during the
       past two years.    Please revise to indicate whether the Company has
purchased any shares
       of its Common Stock during the past two years, and if so, provide the disclosure specified in Item 1002(f) of Regulation M-A. For example, we note that the Company repurchased
       2,080,518 shares of its Common Stock in 2022 under a repurchase program per the
       Company   s Annual Report on Form 10-K filed on February 27, 2024.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at
202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions